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Davina K. Kaile tel: +1.650.233.4564 dkaile@pillsburylaw.com

VIA EDGAR

November 15, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Geoffrey Kruczek, Esq., Special Counsel
Thomas Jones, Esq., Legal Staff Attorney
Kevin Kuhar, Accounting Branch Chief
Gary Newberry, Senior Staff Accountant

Re:	SiTime Corporation
Registration Statement on Form S-1 (File No. 333-234305)
CIK No. 0001451809

Ladies and Gentlemen:

On behalf of SiTime Corporation (the “Registrant”), we are providing this letter to the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) in connection with the Registrant’s use of a free writing prospectus in lieu of a pre-effective amendment to the Registrant’s registration statement on Form S-1 (File No. 333-234305) as filed on November 7, 2019 (the “Registration Statement”) and the preliminary prospectus contained therein (the “Preliminary Prospectus”).

As discussed in a telephone call with the Staff on November 14, 2019, the Registrant is providing additional information related to members of management’s indication of interest in participating in the offering via a free writing prospectus. Specifically, the free writing prospectus discloses that: (a) members of management of the Registrant, including its executive officers, have indicated an interest in purchasing in the

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November 15, 2019

aggregate up to approximately $1.5 million in shares of the common stock in the offering at the initial public offering price; (b) based on these indications of interest and based on an assumed initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover of the Preliminary Prospectus), these individuals would purchase up to an aggregate of approximately 107,143 of the 4,300,000 shares (assuming no exercise of the underwriters’ over-allotment option) offered in this offering; (c) that any such shares purchased by individuals who are considered to be affiliates of the Registrant cannot be freely resold in the public market immediately following the offering as a result of restrictions under securities laws, but will be able to be sold following the expiration of such restrictions; and (d) because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in the offering to any of these individuals, or any of these individuals may determine to purchase more, less or no shares in this offering and the underwriters will receive the same underwriting discount on any shares purchased by these individuals as they will on any other shares sold to the public in the offering. The Registrant also notes that as disclosed in the Preliminary Prospectus, the Registrant is currently a wholly owned subsidiary of MegaChips Corporation (“MegaChips”) and that after completion of the offering, MegaChips is expected to own approximately 69.9% of the common stock outstanding after the offering (66.9% if the underwriters exercise their over-allotment option in full).

The Registrant respectfully submits that supplementing the Preliminary Prospectus with the information regarding management’s indication of interest in participating in the offering via use of a free writing prospectus is consistent with Rule 433 under the Securities Act of 1933. Specifically, Rule 433 provides that a free writing prospectus may be used in connection with a registered offering provided that the free writing prospectus: (a) does not include information that conflicts with the information contained in the registration statement; (b) is accompanied by or preceded by a preliminary prospectus satisfying the requirements of section 10 of the Act; and (c) includes the required legend referring to the original registration statement. The Registrant believes that the additional information in the free writing prospectus does not conflict with the information in the Registration Statement or the Preliminary Prospectus as the additional information relates solely to the possibility that members of management may purchase shares in the offering, the level of participation, if any, would not be significant, the overall structure of the transaction is not impacted as the size of the offering and estimated ownership percentage of MegaChips after completion of the offering will remain the same, and any impact on management’s ownership after the offering will be de minimis. Further, the free writing prospectus is preceded by the Preliminary Prospectus which contains a bona fide price range and the free writing prospectus includes the required legend referring to the Registration

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U.S. Securities and Exchange Commission

November 15, 2019

Statement. Accordingly, the Registrant believes that the use of the free writing prospectus is consistent with the conditions of Rule 433 regarding the permissible use of a free writing prospectus.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Rajesh Vashist
Alan F. Denenberg, Esq.

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